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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



For the Fiscal Year Ended                                       Commission File
December 31, 2000                                               Number 1-1550



                      CHIQUITA SAVINGS AND INVESTMENT PLAN



                       Chiquita Brands International, Inc.
                                 Chiquita Center
                              250 East Fifth Street
                             Cincinnati, Ohio 45202

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


                      CHIQUITA SAVINGS AND INVESTMENT PLAN


                                    CONTENTS

                                                                Page(s)
                                                                -------
REPORT OF INDEPENDENT AUDITORS                                        1

AUDITED FINANCIAL STATEMENTS

       Statement of Net Assets Available for Benefits
       as of December 31, 2000 and 1999                               2

       Statement of Changes in Net Assets
       Available for Benefits for the Years Ended
       December 31, 2000 and 1999                                     3

       Notes to Financial Statements                              4 - 9

SUPPLEMENTAL SCHEDULE

       Schedule of Assets (Held At End of Year)                      10

SIGNATURE                                                            11

EXHIBIT

       Consent of Independent Auditors                        Exhibit 1

                         REPORT OF INDEPENDENT AUDITORS



Employee Benefits Committee
Plan Administrator of the
Chiquita Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of the Chiquita Savings and Investment Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                    /s/  ERNST & YOUNG LLP

Cincinnati, Ohio
June 11, 2001

                      CHIQUITA SAVINGS AND INVESTMENT PLAN
                        STATEMENT OF NET ASSETS AVAILABLE
                                  FOR BENEFITS



                                                                                       December 31,
                                                                          ------------------------------------
                                                                                2000                 1999
                                                                          ---------------      ---------------
Investments, at fair value                                                $    39,426,517      $    58,204,953

Contributions receivable:
    Participant                                                                     4,184               12,280
    Company                                                                     1,599,609            1,824,463
                                                                          ---------------      ---------------

Net assets available for benefits                                         $    41,030,310      $    60,041,696
                                                                          ===============      ===============

                 See accompanying notes to financial statements.

                      CHIQUITA SAVINGS AND INVESTMENT PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS

                                                                                  Year Ended December 31,
                                                                         -------------------------------------
                                                                               2000                   1999
                                                                         ----------------     ----------------
Investment income:
    Dividends                                                            $      2,767,568     $      2,589,562
    Interest                                                                       62,837               79,645

Net appreciation (depreciation) in fair value of investments                  (17,401,256)           1,934,753

Contributions:
    Participant                                                                 2,530,479            3,047,817
    Company                                                                     2,669,825            3,109,902
    Rollovers                                                                     189,621              474,575
                                                                         ----------------     ----------------
                                                                               (9,180,926)          11,236,254

Less:  Distributions to participants                                           (9,830,460)          (5,704,464)
                                                                         ----------------     ----------------
Increase (decrease) in net assets available
    for benefits                                                              (19,011,386)           5,531,790

Net assets available for benefits:
    Beginning of the year                                                      60,041,696           54,509,906
                                                                         ----------------     ----------------

    End of the year                                                      $     41,030,310     $     60,041,696
                                                                         ================     ================

                 See accompanying notes to financial statements.

                      CHIQUITA SAVINGS AND INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS


DESCRIPTION OF THE PLAN

     The following description of the Chiquita Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the SUMMARY PLAN DESCRIPTION for a more complete description of the Plan's provisions.

GENERAL

     The Plan is a defined contribution plan covering substantially all full-time and part-time domestic salaried employees of Chiquita Brands International, Inc. (the "Company" or "Plan Sponsor") and its participating subsidiaries who have completed two months of service and have attained the age of 21. Although it is anticipated that the Plan will continue indefinitely, the Board of Directors of the Company can amend, suspend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, active participants would become 100% vested in their accounts.

     The assets of the Plan at December 31, 2000 are held by Putnam Investments (the "Trustee"). Pending investment in each fund's primary investment vehicle, the Trustee may invest monies temporarily in short-term investments.

FINANCIAL CONDITION OF PLAN SPONSOR

     On January 16, 2001, the Plan Sponsor, Chiquita Brands International, Inc., announced its intention to restructure its publicly-held debt. As part of this restructuring initiative, all principal and interest payments on this debt have been discontinued and as a result, all such debt is subject to acceleration. The Company has begun discussions regarding the proposed restructuring with holders of its publicly-held debt. If successful, the restructuring would result in conversion of a significant portion of such debt into common equity, and the equity interests of existing common shareholders, including shares held by the Plan, would be diluted. If an agreement with the debt holders is reached, the resulting restructuring plan would likely be presented for judicial approval under Chapter 11 of the U.S. Bankruptcy Code. Discussions with debt holders are in the preliminary stages, and there can be no assurances that an agreement regarding a financial restructuring will be reached. The assets of the Plan are legally protected from creditors in any bankruptcy proceeding.

PARTICIPANT ACCOUNTS

Participants may have up to six accounts under the Plan:


                    Account                                           Description of Account
------------------------------------------------       --------------------------------------------------
EMPLOYEE ACCOUNTS:
  Employee Before-Tax Contributions                    Reflect all before-tax, after-tax and
  Employee After-Tax Contributions                     rollover contributions, and the income,
  Rollover Contributions                               losses, withdrawals and distributions
                                                       attributable to such contributions.


                                       4


COMPANY ACCOUNTS:
  Matching Contributions                               Reflect participant's share of Company
  Profit Sharing Contributions                         contributions, profit-sharing contributions of
  Non-elective Contributions                           certain merged plans, and an amount equal to
                                                       participant's unspent employee credits
                                                       contributed from the Company's separate
                                                       welfare benefits plans, and the income, losses,
                                                       withdrawals and distributions attributable
                                                       to such contributions.

Prior to November 23, 2000, the Employee Before-Tax Contributions Account had two sub-accounts - the "Participant Restricted Contributions Account" and the "Participant Non-restricted Contributions Account." The Company Matching Contributions Account also had two sub-accounts - the "Company Restricted Contributions Account" and the "Company Non-restricted Contributions Account." Contributions to the restricted accounts were allocated to the Chiquita Common Stock Fund and could not be directed to other investment funds for a certain period of time (see "Participant Contributions" and "Company Contributions"). On November 23, 2000, all existing balances in the restricted accounts were transferred to the non-restricted accounts, which allowed participants to direct those balances to any investment fund.

PARTICIPANT CONTRIBUTIONS

     Participants may elect to defer as a Before-Tax Contribution any whole percentage of their compensation from 1% to 12%. The first 6% of compensation contributed to the Plan ("Eligible Participant Contributions") is eligible for employer matching contributions. Prior to 1989, participants could also elect to make After-Tax Contributions.

     The Plan limits the maximum amount of Before-Tax Contributions which may be made by a participant in any plan year to 12% of compensation, subject to the non-discrimination standards of the Internal Revenue Code (the "Code"). Participants' taxable compensation is reduced by the amount of Before-Tax Contributions, and such amount is contributed to the Plan on their behalf by the Company. A participant's Before-Tax Contributions in any one year are also limited to a fixed dollar maximum ($10,500 for 2000 and $10,000 for 1999) as specified by the Code in Internal Revenue Service ("IRS") notices.

     Prior to November 23, 2000, Eligible Participant Contributions to the Chiquita Common Stock Fund were placed in the Participant Restricted Contributions Account. These restricted contributions were transferred to the Participant's Non-restricted Contributions Account on the second anniversary of the first day of the Plan year in which the contributions were made. Effective November 23, 2000, the Plan was amended such that all participant contributions are now allocated directly to the Participant Non-restricted Contributions Account.

     Effective January 16, 2001, no participant contributions can be directed to the Chiquita Common Stock Fund. A participant is permitted to keep existing balances at January 16, 2001 in the Chiquita Common Stock Fund. However, if a participant chooses to transfer any funds from the Chiquita Common Stock Fund to another investment fund after January 16, 2001, the participant will not be permitted to transfer those amounts back to the Chiquita Common Stock Fund.

     The Plan also accepts rollover contributions ("Rollovers") from other qualified plans or from certain individual retirement accounts. Rollovers are credited to a participant's Rollover Contributions Account, are treated in a manner similar to Before-Tax Contributions for Plan accounting and federal income tax purposes, and are not eligible for matching contributions by the Company.

COMPANY CONTRIBUTIONS

     The Company makes a Basic Matching Contribution and may make a Discretionary Matching Contribution and a Stock Incentive Matching Contribution, as described below. These contributions are based on Eligible Participant Contributions. The Company's matching contributions are subject to the non-discrimination standards of the Code.

     BASIC MATCHING CONTRIBUTIONS The Company makes a Basic Matching Contribution equal to 50% (or such higher percentage as the Plan Administrative Committee may in its discretion announce) of Eligible Participant Contributions. The Basic Matching Contribution amounted to 50% of Eligible Participant Contributions in 2000 and 1999.

     DISCRETIONARY MATCHING CONTRIBUTIONS The Company may, at its discretion, make an additional contribution to the account of each participant who is actively employed by the Company on the last day of the Plan year. The Discretionary Matching Contribution amounted to 100% of Eligible Participant Contributions in 2000 and 1999.

     STOCK INCENTIVE MATCHING CONTRIBUTIONS The Company may, at its discretion, contribute an additional matching contribution for Eligible Participant Contributions invested in the Chiquita Common Stock Fund. The Stock Incentive Matching Contribution was 40% in 2000 and 1999. However, beginning January 16, 2001, participants can no longer invest in the Chiquita Common Stock Fund, eliminating the Stock Incentive Matching Contribution.

     Beginning November 23, 2000, all Company matching contributions are made in cash, allocated to the Company Non-restricted Contributions Account and invested proportionally in the same fund options that participants have selected for their Before-Tax Contributions. Prior to November 23, 2000, all Company contributions were made with shares of Chiquita Brands International, Inc. common stock ("Chiquita Common Stock") and were allocated to the Company Restricted Contributions Account within the Chiquita Common Stock Fund. Amounts allocated to the Company Restricted Contributions Account were transferred to the Company Non-restricted Contributions Account on the second anniversary of the first day of the Plan year in which the contributions were made. An exception was made for 1999 Company Discretionary Matching Contributions, which were transferred to the Company Non-restricted Contributions Account on April 1, 2000.

     Under the Code, a participant's annual Before-Tax Contributions, After-Tax Contributions, employer matching contributions and Non-elective Contributions for any calendar year cannot exceed the lesser of a fixed dollar amount ($30,000 for 2000 and 1999) or 25% of the participant's compensation for that calendar year.

INVESTMENT OPTIONS

     Prior to January 16, 2001, participants could direct their contributions to any of the Plan's investment options. Beginning January 16, 2001, participants are no longer permitted to invest in the Chiquita Common Stock Fund. Participants may change the investment allocation of accumulated account balances daily. A participant's future contribution deferral amount and investment allocation may be changed with each pay period. The Plan Administrative Committee (the "Plan Administrator") may change any of the investment funds offered to participants at its discretion.

VESTING

     Participants are fully vested in their Employee Accounts. Company contributions and the related earnings with respect to each Plan year become vested at a rate of 20% for each year of service to the Company. A participant also becomes fully vested immediately at age 65 or as a result of retirement on or after attaining age 65, death or disability.

     The non-vested portions of a terminating participant's Company Accounts are forfeited and used to reduce future Company contributions.

WITHDRAWALS, DISTRIBUTIONS AND LOANS

     A participant's contributions, including all income and loss thereon, may be withdrawn only in limited circumstances, as permitted by the Code.

     Upon termination of service, participants may apply to receive a distribution of the vested portion of their account balance in a lump-sum amount or leave their account balance in the Plan until age 65. Distributions consist of cash or Chiquita Common Stock from the Chiquita Common Stock Fund and cash from all other investment funds. In addition, other forms of distribution are permitted for participants' account balances from merged plans, including qualified joint and survivor annuities and monthly installment payments.

     Participants may, with the approval of the Plan Administrator, borrow amounts from certain of their accounts subject to conditions and terms as set forth by the Plan Administrator.


SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

     The accompanying financial statements of the Plan have been prepared on the accrual basis.

USE OF ESTIMATES

     The financial statements have been prepared in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes.

VALUATION OF INVESTMENTS

     Chiquita Common Stock is valued at the last sales price reported on the New York Stock Exchange on the day of valuation. Units of participation in common/collective trusts (Putnam Stable Value Fund and Putnam S&P 500 Index
Fund) are valued at redemption value. The shares of registered investment companies (the remainder of the funds) are valued at quoted market prices which represent the net asset values of shares held by the Plan. Loans to participants are valued at cost, which approximates fair value.

SECURITIES TRANSACTIONS

     Purchases and sales of investments are recorded on a trade date basis.

DIVIDEND AND INTEREST INCOME

     Dividend income is recorded on the ex-dividend date and interest income is recorded on an accrual basis.


INVESTMENTS

     The following presents investments, at fair value, that represent five percent or more of the Plan's net assets:

                                                                                       December 31,
                                                                          ------------------------------------
                                                                               2000                    1999
                                                                          ---------------      ---------------
     Putnam New Opportunities Fund                                        $    12,079,641      $    17,892,383

     Putnam S&P 500 Index Fund                                                 10,604,301           15,144,961

     Putnam Stable Value Fund                                                   4,201,660            6,148,426

     Franklin Templeton Small Cap Growth Fund                                   2,273,504            1,296,032

     Chiquita Brands International, Inc. common stock                           2,096,151            9,343,447
       (valued at $1 per share at December 31, 2000
        and $4.75 per share at December 31, 1999)

     During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                                                 Year Ended December 31,
                                                                          ------------------------------------
                                                                                2000                 1999
                                                                          ---------------      ---------------
     Mutual funds                                                         $    (8,961,162)     $    10,532,050
     Chiquita Brands International, Inc. common stock                          (8,440,094)          (8,597,297)
                                                                          ---------------      ---------------
                                                                          $   (17,401,256)     $     1,934,753
                                                                          ===============      ===============

RELATED PARTY TRANSACTIONS

     During the years ended December 31, 2000 and 1999, the Plan purchased 2,006,037 and 1,619,389 shares and sold 1,876,929 and 1,173,315 shares, respectively, of Chiquita Brands International, Inc. common stock. All purchases and sales were conducted at market prices.

     While it has no obligation to do so, the Company has provided certain administrative services and has paid professional fees for the benefit of the Plan.


NONPARTICIPANT-DIRECTED INVESTMENTS

     Information about the net assets and the changes in net assets of nonparticipant-directed investments follows:

                                                                                       December 31,
                                                                         -------------------------------------
                                                                                2000                 1999
                                                                         ----------------      ---------------
Investment in Chiquita Brands International, Inc.
     common stock                                                         $            --      $     2,968,493
                                                                          ===============      ===============


                                                                                  Year Ended December 31,
                                                                          ------------------------------------
                                                                                 2000                1999
                                                                          ---------------      ---------------
Changes in net assets:
     Contributions                                                        $     3,367,013      $     3,905,789
     Dividends                                                                         --               96,716
     Net depreciation in fair value                                            (1,800,090)          (2,445,531)
     Benefits paid to participants                                               (163,717)            (157,828)
     Transfers to participant-directed investments                             (4,371,699)          (2,367,839)
                                                                          ---------------      ---------------
                                                                          $    (2,968,493)     $      (968,693)
                                                                          ===============      ===============

TAXES

     The Plan has received determination letters from the Internal Revenue Service dated November 11, 1996 and March 3, 1998 ruling that the Plan, as amended, has maintained its qualified status under section 401(a) of the Code and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company is not aware of any course of action or series of events that has occurred that might adversely affect the Plan's qualified status or the related trust's tax-exempt status.

                      CHIQUITA SAVINGS AND INVESTMENT PLAN
                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
                              (HELD AT END OF YEAR)
                                DECEMBER 31, 2000
                        EIN No. 04-1923360, Plan No. 003

                                                                    Number of Shares or
                                                                    Rate of Interest and                Current
Identity of Issue/Description of Asset                                  Maturity Date                    Value
--------------------------------------                            -----------------------          ---------------
*   Putnam New Opportunities Fund                                 206,067 shares                   $    12,079,641

*   Putnam S&P 500 Index Fund                                     334,732 units                         10,604,301

*   Putnam Stable Value Fund                                      4,201,660 units                        4,201,660

    Franklin Templeton Small Cap Growth Fund                      57,806 shares                          2,273,504

*   Chiquita Brands International, Inc.
      common stock, $.01 par value                                2,096,151 shares                       2,096,151

*   Putnam Voyager Fund                                           74,072 shares                          1,725,889

*   Putnam Asset Allocation: Balanced Portfolio                   156,002 shares                         1,687,946

*   Putnam International Growth Fund                              58,364 shares                          1,442,185

    Pimco Total Return Fund                                       88,161 shares                            915,995

*   The Putnam Fund for Growth and Income                         42,981 shares                            839,427

*   Putnam Asset Allocation: Conservative Portfolio               55,947 shares                            517,511

*   Putnam Asset Allocation: Growth Portfolio                     33,589 shares                            368,470

    Participant loans receivable                                  Interest rates range
                                                                  from 7.0% to 10.5%;
                                                                  maturities range from
                                                                  1 to 10 years                            673,837
                                                                                                   ---------------

                                                                                                   $    39,426,517
                                                                                                   ===============

*   Denotes party-in-interest.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                      CHIQUITA SAVINGS AND INVESTMENT PLAN



Date: June 22, 2001                   By:   /s/ Barry H. Morris
                                            ------------------------------------
                                            Barry H. Morris, Chairman of the
                                            Employee Benefits Committee